 THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA* Philip Magri, Esq.+ Joseph M. Patricola, Esq.*+ # * Licensed in NJ + Licensed in NY # Licensed in DC	214 Broad Street Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

December 11, 2009

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: H. Christopher Owings
Assistant Director

RE:	EFT BioTech Holdings, Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed November 13, 2009
File No. 000-53730
Annual Report on Form 10-K for Fiscal Year Ended March 31, 2009
Filed July 17, 2009
File No. 001-34222
Quarterly Report for Fiscal Quarter Ended September 30, 2009
Filed November 16, 2009
File No. 000-53730

Dear Mr. Owings:

Below please find our responses to the Staff’s comment letter, dated November 25, 2009 (the “Comment Letter”), regarding the above-captioned matters. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 7 to the Registration Statement on Form 10 today. Yesterday, the Company filed Amendment No. 2 to its Form 10-Q for the quarter ended June 30, 2009 and Amendment No. 3 to its Form 10-K for the fiscal year ended March 31, 2009.  A hard copy of this response letter and Form 10 Amendment No. 7 and Form 10-K Amendment No. 3, both of which marked to show changes from the previous amendments, are being sent to you today via overnight mail.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours, /s/ Virginia K. Sourlis

General

1.	Please apply all comments below and in our October 28, 2009 comment letter, as applicable, to your Form 10-K for the fiscal year ended March 31, 2009, filed on July 17, 2009.

Response:

We have applied all of the comments below and the comments in the October 28, 2009 comment letter in the Amendment No. 3 to Form 10-K.

2.
We note your response to comment two of our letter dated October 28, 2009. We also note that, as of December 9, 2008, it does not appear that Greenstone Holdings held 10% or more of your outstanding common stock, had any contractual right to appoint directors or members of your management, or had any extraordinary voting rights with respect to its common stock. Therefore, please provide additional analysis regarding your identification of Greenstone Holdings as an affiliate as of December 9, 2008. In this regard, please describe in greater detail the frequency and nature of Greenstone Holdings’ contact with members of your board of directors and management, the evolution of Greenstone Holdings' relationship with such persons, whether Greenstone Holdings had access to members of management and/or voting power that other shareholders of the company did not, and the extent to which and reasons why members of your board of directors and management did or did not consider the advice and guidance of Greenstone Holdings.

Response:

In 2007, the Company had contacted Greenstone Holdings regarding how to properly reorganize the Company’s operations more efficiently, increase the Company’s stockholder base and have the Company’s common stock quoted on the OTC Bulletin Board.  Greenstone provided the trading vehicle and public shell, HumWare Media Corporation, in which the Company purchased 87% of the outstanding shares. Several others, including Greenstone, collectively owned the remaining 13%. Greenstone held 4 million shares of the 13% which made them one of the Company’s largest outside shareholders. Also, Greenstone assisted the Company in finding the Company’s current auditing firm. Greenstone found and recommended Sharon Tang as the CFO (June 2007) of the Company as well as Jerry B. Lewin (August 2009) as a member of the Board of Directors of the Company. From November 1, 2008 to December 10, 2008, Greenstone had close contact with the Company’s management on a regular basis concerning accounting and company financial matters (e.g., creating general ledger systems for auditing purposes).

Registration Statement on Form 10

Item 10. Recent Sales of Unregistered Securities, page 42

3.
Please revise the footnote to the table that appears on page 43 to disclose the natural persons who hold voting and dispositive control of Greenstone Holdings, as that information no longer appears at the designated cross-reference.

Response:

We have added a footnote stating that Wallace Gaikas and Peter Lau have voting and dispositive control of Greenstone Holdings, Inc.

Consolidated Financial Statements for June 3Q, 2009 and 2008, page F-24

Consolidated Statements of Operations and Other Comprehensive Income, page F-26

4.
We note that you have changed the amounts for investment loss and subsidiary loss on equity method investment since your last Form 10-12G/A filed October 19, 2009. You appear to be reflecting the impairment loss related to Excalibur twice, as it appears to be included in each of these line items. Additionally, the amount you show for Total other income (expense) is not the sum of the amounts shown in that section. Please revise or advise.

Response:

The impairment loss related to Excalibur was posted by error. The correct amount for investment loss and subsidiary loss on equity method investment related to Excalibur should be $1,080,969 and $996,734 respectively.

Note 8 - Investment page F-35

5.
You indicate on page F-36 that you performed an impairment test for your investment in Excalibur as of June 30, 2009 and you calculated the amount of impairment as $1,080,969. However, the line item on your statement of operations titled "Investment Loss” appears to be comprised of your share of Excalibur's net losses totaling $1,038,398 plus an amount of $1,039,305 that we assume relates to the impairment to result in the total presented of $2,077,703. Please reconcile the amount of impairment that appears to be included in your statement of operations with the amount disclosed within this footnote. Additionally, please explain to us why the line item on your statement of cash flows titled "Subsidiary loss on equity method investment" reflects a balance of $996,734 for the three months ended June 30, 2009 while this footnote shows that your share of Excalibur's net losses for the same period was $1,038,398.

Response:

We respectively advise the Staff that the amount of impairment related to Excalibur was $1,080,969 for the three months ended June 30, 2009. The Company’s share of Excalibur’s net losses for the same period was $1,038,398 which includes $996,734 subsidiary loss on equity method investment and the difference of $41,663 was mainly due to the exchange rate fluctuations between the periods. According to the Company’s valuation, using the discounted cash flow method, we feel that the $1,080,969 better reflect a more conservative value to our impairment loss.

The impairment loss of $1,080,969 and the subsidiary loss on equity method investment of $996,734 related to Excalibur result in the total presented of $2,077,703 on the Form 10 Amendment 6.

6.
We note that you provided certain historical financial statements of Excalibur in response to comment three from our letter dated October 28, 2009. Please tell us how you considered providing pro forma financial statements consistent with Rule 11-01 (a) of Regulation S-X. In this regard, it appears that you should provide a pro forma statement of operations on a U.S. GAAP basis for the fiscal year ended March 31, 2009, consistent with Rule 11 -02(c) of Regulation S-X.

Response:

We have provided the Pro Forma statement of operations assuming the Excalibur was consolidated into EFT consolidated financial statement as of March31, 2009 in Amendment 7.

Financial Statements of Excalibur International Marine Corp. page F-40

7.	We note the audit report for Excalibur on page F-40 and have the following comments:

●
We note that the audit report states that the audit was performed in accordance with "Generally Accepted Auditing Standards" and "Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants." Please explain to us whether these are generally accepted auditing standards of the United States or of another nation. Please note that financial statements included in filings made with us are required to be audited in accordance with auditing standards generally accepted in the United States or auditing standards of the Public Company Accounting Oversight Board (United States) and should clearly indicate this within the report. Please revise the audit report accordingly.

●
Please ensure that this audit report fully complies with Rule 2-02(a) of Regulation S-X. Specifically, please tell us whether "(Chop)" after the name of the CPA is intended to indicate that this name is an electronic signature. Additionally, please disclose the city and state where the report was issued.

Response:

●
The “Generally Accepted Auditing Standards” used in preparation of Excalibur’s audit report were similar to International Financial Reporting standards.  The audit procedures performed under the international Financial Reporting standards were found to be no different than auditing standards generally accepted in the US.

The word “(Chop)” after the name of the CPA is not his electronic signature. It has been deleted in Amendment 7. The CPA did sign his name on the audit report in Chinese. In addition, we have updated the city and country where the report was issued on the revised opinion letter.

8.
We note from your response to comment three from our letter dated October 28, 2009 that you have included audited financial statements for Excalibur for the years ended December 31, 2007 and December 31, 2006. We have the following additional comments:

●
Please tell us how you considered the need to provide interim financial statements as contemplated in Item 8.04 of Regulation S-X. In this regard, noting that Excalibur is a foreign business, we will not object if you provide financial statements of the age specified in Item 8. A. of Form 20-F, i.e. within nine months of the acquisition date. Since you indicate in Note 8 to your financial statements that you acquired your equity investment in Excalibur on October 25, 2008, it appears that financial statements for a more recent date than December 31, 2007 are required.

●
As previously requested in the first bullet point of comment eight from our letter dated September 21,2009, please provide us with your calculations of significance for each of the criteria specified in Rule 8-04(b) of Regulation S-X. Please note that your analysis should be calculated using a US GAAP basis for both yourself and Excalibur. Noting that Excalibur is a foreign business, we will not object if Excalibur's financial statements do not include a reconciliation to U.S. GAAP so long as the level of significance for each of the three tests does not exceed 30%. Refer to Item 17(c)(2)(v)ofForm20-F.

●	Please indicate on the face of each financial statement presented that all amounts are in NTD. Similar to your disclosure at the top of page F-45, as this may be unclear to your readers.

●
We also note that on pages F-17 and F-36 you have stated that you do not comply with Rule 8-64 of Regulation S-X. Please explain this sentence to us, including whether you are in the process of trying to obtain more financial statements from Excalibur. If appropriate, revise this disclosure.

Response:

According to Rule 8-04(b) of Regulation S-X, Excalibur is a significant entity and US GAAP basis accounting should be used.  Excalibur is a transportation company and its accounting principles do not deviate from US GAAP.  Thus, there is no reconciliation difference under US GAAP.

●
We acquired Excalibur in October, 2008 and the financial statements for a more recent date other than December 31, 2007 was September 30, 2008.  Enclosed, please find the Excalibur’s unaudited interim financial statement as of September 30, 2008.

●
According to Rule 8-04(b) of Regulation S-X, Excalibur is a significance entity, more than 30% (see calculation below), and US GAAP basis accounting should be used.  Excalibur is a transportation company and its accounting principles do not deviate from US GAAP.  Thus, there is no reconciliation difference under US GAAP.

(In US$)

Investment in Excalibur as of 3/31/09	17,129,314
Advances	4,064,717
Total Investment in Excalibur	21,194,031
Divided by total assets	68,666,322
% of Investment	30.86%

●	We have added NTD on the face of each financial statement for the readers.

●	We have deleted this sentence in Amendment 7.

Quarterly Report on Form 10-O for Fiscal Quarter Ended September 30.2009
Note 2 - Summary of Significant Accounting Policies, page 7

General

9.
Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Response:

We have amended amendment 7 to comply with this comment.

Revenue Recognition, page 9

10.
We note your description of revenue recognition from your reverse auction program. Please explain in more detail what is meant by the statement that sales revenue from the reverse auction program is recognized when bidders consumed 300 bids, as this is unclear to us. Also explain to us how recognizing this revenue at the point that bidders consumed 300 bids meets the four criteria specified in SAB Topic 13 Al.

Response:

We have revised revenue recognition for reverse auction program as follows:

EFT has developed its own reverse auction program, a proprietary software program, for the purposes of increasing revenues by attracting new members to join EFT’s affiliate program. In a reverse auction the objective is to bid the price of a product down within a predetermined time frame unlike an ordinary auction (also known as a forward auction) where bidders bid the price up and the highest bidder wins the right to buy the product at the conclusion of bidding.  The reverse auction program was beta-tested and introduced to all affiliates in June 2009. All the bidders acknowledge that they have read and understand the Terms and Conditions with the Company before they can participate in the reverse auction program. Every bid has a fixed price of $1 and the Company only recognizes revenue when bidder placed 300 bids on any auction product. The bidders must purchase bids in advance before entering the reverse auction program and these purchased bids are non-refundable according to the Terms and Conditions of the reverse auction program. The reverse auction program generated $945,400 sales revenue as of September 30, 2009.

According to SAB Topic 13A.1, revenue generally is realized or realizable and earned when all of the following four criteria are met:

1. Persuasive evidence of an arrangement exists,

All the bidders acknowledge that they have read and understand the Terms and Conditions with the Company before they can participate in the reverse auction program.

2. Delivery has occurred or services have been rendered,

The Company only recognizes revenue when bidder placed 300 bids on any auction product and these placed bids are non-refundable according to the Terms and Conditions of the reverse auction program.

3. The seller's price to the buyer is fixed or determinable,

Every bid has a fixed price of $1 which has been stated in the Terms and Conditions.

4. Collectibility is reasonably assured.

The bidders must purchase bids in advance before entering the reverse auction program. The bids being purchased are non-refundable according to the Terms and Conditions of the reverse auction program.

The four criteria are met to recognize revenue per SAB Topic 13A.1.

Note 13 - Commitment, page 17

11.
We note that you have added disclosures about several new operating leases, but we also note that you appear to have entered into many of these leases prior to June 30, 2009. Please explain to us why these leases were not included in your financial statements and disclosures for the quarter ended June 30, 2009, and if they should have been included, provide us with your analysis of whether an amendment is necessary to include these leases in your June 30, 2009 financial statements and footnotes. Please also ensure in future filings that your disclosures are complete and accurate.

Response:

We respectively advise the Staff that these leases rental expenses were included in the June 30, 2009 financial statements although we were unable to obtain the actual lease agreements at the time of the 10-Q filing. We have filed Amendment No. 1 to Form 10-Q for the quarter ended June 30, 2009 to amend Note 13 to the financial statements to disclose the information.  The Company will ensure that in future filings the disclosures are complete and accurate.